AdZone Research, Inc.
4062-80 Grumman Blvd. Calverton, NY 11933 631-369-1100 FAX: 631-369-4024

November 1, 2007

United States Securities and Exchange Commission
100 F Street, N.E,
Washington, D.C. 20549

Re; Registration Statement on Form SB-2-File No. 333-117643

Ladies and Gentlemen:

Reference is made to the above captioned registration filed by Adzone Research, Inc. (Adzone) with the Securities and Exchange Commission (the Commission) as amended February 9, 2006 (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, no shares of common stock of Adzone have been, or will be, issued or sold under the Registration Statement and all activities in respect of the public offering contemplated thereby have been discontinued..

Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, Adzone hereby respectfully requests that the Commission consent to the immediate withdrawal of the Registration Statement (together with all exhibits thereto) on the grounds that Adzone, in order to pursue an alternative financing opportunity, has decided not to engage in the offering to which the Registration Statement relates to at this time.

Please do not hesitate to call the undersigned with any questions you may have regarding this letter.
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Very truly yours,

Charles Cardona, CEO